May 10, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, D.C. 20549

Attn:	Joseph Kempf

Robert Littlepage

Mitchell Austin

Larry Spirgel

Re:	Ascendant Digital Acquisition Corp.

Registration Statement on Form S-4

Filed March 25, 2021

File No. 333-254720

Ladies and Gentlemen:

On behalf of our client, Ascendant Digital Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-4 filed on March 25, 2021 (the “Registration Statement”), contained in the Staff’s letter dated April 24, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its first amended Registration Statement on Form S-4 (the “First Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the First Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the First Amended Registration Statement.

Registration Statement on Form S-4 filed March 25, 2021

Cover Page

1.

We note that Monument & Cathedral is expected to beneficially own between approximately 37% and 43% of BSG PubCo’s common stock after the business combination. Please revise the cover page to disclose this beneficial ownership and note the significant control Monument & Cathedral will have over BSG PubCo. Additionally, please add a risk factor discussing material risks to you or your shareholders resulting from Monument & Cathedral’s significant ownership interest.

Response: The Company acknowledges the Staff’s comment and has revised the cover page and page 49 of the First Amended Registration Statement accordingly.

United States Securities and Exchange Commission

May 10, 2021

Questions and Answers for Shareholders of ADAC, page vii

2.

Please include a Q&A explaining the purpose, benefits and detriments of your “Up-C” structure to you, the BSG Members and public shareholders. For example, describe the economic and voting rights of BSG PubCo’s dual class structure, disclose the voting and economic ownership interests of the various securityholder groups, describe your role as managing member of BSG LLC and note that this will give you control over the affairs and decision-making of BSG LLC.

Response: The Company acknowledges the Staff’s comment and has revised pages xx and xxi of the First Amended Registration Statement accordingly.

Q: What will BSG stockholders receive in consideration of the transactions contemplated by the Business Combination Agreement?, page x

3.

We note your statement that “[t]he Cash Consideration will be equal to $374,000,000 and no less than $0.” To provide context for this wide range, provide explanatory language indicating that BSG stockholder redemptions will be the primary determining factor in how much cash will be received. Also, discuss the effects on the company and its stockholders if more cash than equity consideration is used to pay the total consideration amount. Lastly, while we note your disclosure on page 167 presenting the breakdown of equity and cash consideration assuming no redemptions or maximum redemptions scenarios, consider presenting additional scenarios along with their calculations.

Response: The Company acknowledges the Staff’s comment and has revised page xi of the First Amended Registration Statement accordingly.

Q: What equity stake will current ADAC shareholders and BSG Stockholders…?, page x

4.	Please revise this table to separately disclose the percentage ownership of Monument & Cathedral.

Response: The Company acknowledges the Staff’s comment and has revised page xii of the First Amended Registration Statement accordingly.

Q. How has the announcement of the Business Combination affected the trading price of the ADAC Class A ordinary Shares?, page xi

5.

Please revise to include the current trading prices of the securities so that investors can evaluate the impact the announcement of the Business Combination has had on the trading price of their securities.

Response: The Company acknowledges the Staff’s comment and has revised page xii of the First Amended Registration Statement accordingly.

United States Securities and Exchange Commission

May 10, 2021

Q. What are the U.S. federal income tax consequences of the Domestication?, page xiv

6.

Revise your response to begin with a definitive statement as to whether investors are likely to experience a taxable event as a result of the Domestication. The remaining narrative can serve to explain your conclusion.

Response: The Company acknowledges the Staff’s comment and has revised page xv of the First Amended Registration Statement accordingly.

Q. What happens to the funds deposited in the trust account after consummation of the Business Combination?, page xvii

7.

It appears that your disclosure indicating $200,001,752 remains in the trust account is a typographical error. We note your disclosure on page 1 indicating that as of December 31, 2020, $414,209,593 remained in the trust account.

Response: The Company acknowledges the Staff’s comment and has revised page xix of the First Amended Registration Statement accordingly.

Summary of the Proxy Statement/Prospectus, page 1

8.

On page 14 you note that Monument & Cathedral controls both BSG LLC and BSG PubCo through its rights to nominate the majority of the members of the board of directors. Please revise, where appropriate, to briefly summarize these nomination rights and clarify whether these nomination rights are based on a contractual agreement. If these rights are based on a contractual agreement, please summarize this agreement in the related party section and file this agreement as an exhibit.

Response: The Company acknowledges the Staff’s comment and has revised pages 15, 121, 170, 256 and 257 of the First Amended Registration Statement accordingly. The Company respectfully advises the Staff that the Existing LLC Agreement will be amended and restated in its entirety in connection with the consummation of the Business Combination, and so will not be a material contract with respect to, or provide any rights to equityholders of, BSG PubCo or BSG LLC after the Closing.

Quorum and Vote of ADAC Shareholders, page 8

9.

You disclose here that the Sponsor has agreed to vote all of its ordinary shares in favor of the proposals being presented, including the business combination proposal. Please clarify whether other ADAC shareholders have entered into agreements to vote in favor of the proposals and, if so, disclose any such agreements. Additionally, after factoring in the shares subject to voting agreements, please disclose both the percentage of remaining shares needed to vote for the business combination proposal if: (i) all of ADAC’s outstanding shares voted; and (ii) only a quorum of ADAC shares are present.

Response: The Company acknowledges the Staff’s comment and has revised pages xxiii, 9 and 55 of the First Amended Registration Statement accordingly.

United States Securities and Exchange Commission

May 10, 2021

The Tax Receivable Agreement will require BSG PubCo to make cash payments to the BSG Members…, page 44

10.

Please revise to make clear that any substantial payments made to the BSG Members under the Tax Receivable Agreement will not be made to any of the ADAC securityholders (who are not also current limited partners in the BSG LLC).

Response: The Company acknowledges the Staff’s comment and has revised page 45 of the First Amended Registration Statement accordingly.

Risk Factors

The provisions of the Proposed Charter requiring exclusive forum..., page 69

11.

This risk factor states that the proposed charter will provide that the U.S. federal district courts shall be the exclusive forum for any complaint asserting a cause of action arising under the Securities Act. It also states that the Proposed Charter will provide that the exclusive forum provision will not apply to suits brought to enforce any cause of action arising under the Securities Act. Please revise to reconcile this apparent discrepancy.

Response: The Company acknowledges the Staff’s comment and has revised page 72 of the First Amended Registration Statement accordingly.

ADAC’s Board of Directors’ Reasons for the Approval of the Business Combination Certain Projected Financial Information, page 115

12.

You disclose certain projections that BSG LLC management provided to the ADAC board, including projected billings, adjusted EBITDA, revenue cash flow conversion, paid subscribers and ARPU. Please revise to also disclose the material estimates and assumptions underlying these projections.

Response: The Company acknowledges the Staff’s comment and has revised pages 118 and 119 of the First Amended Registration Statement accordingly.

U.S. Federal Income Tax Considerations, page 151

13.

We note that you intend to structure the domestication as a reorganization within the meaning of Section 368 of the Tax Code. As a result, you intend for the domestication to be a non-taxable event for U.S. holders of ADAC securities, subject to the other issues (e.g., PFIC status) that could result in a taxable event for U.S. holders of ADAC securities. Revise to make clear that your conclusion as to tax treatment under Section 368 of the Tax Code is based upon your opinion of tax counsel.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the parties intend for the Domestication to qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, i.e., an F Reorganization; however, no conclusion or other assurance is given as to whether the Domestication qualifies for such treatment. Accordingly, the Company has provided disclosure regarding the U.S. federal income tax consequences to U.S. Holders if the Domestication qualifies as an F Reorganization and if the Domestication does not so qualify. Counsel for the Company has not, and does not intend to, opine as to whether the Domestication qualifies as an F Reorganization. That said, the Company intends to file an opinion of counsel regarding certain U.S. federal income tax matters as Exhibit 8.1 with a subsequent amendment to the registration statement.

United States Securities and Exchange Commission

May 10, 2021

Unaudited Pro Forma Condensed Consolidated Financial Information Description of the Business Combination, page 166

14.

We note the second table on page 167 only reflects post transaction shareholdings in BSG PubCo giving effect to maximum and no redemption scenarios. Disclose the ratio of the change in the hypothetical numbers of shares to be issued to BSG Members reflecting partial redemptions of ADAC shares as might hypothetically occur.

Response: The Company acknowledges the Staff’s comment and has revised pages 171 and 172 of the First Amended Registration Statement accordingly.

15.

We note that the Tax Receivable Agreement (TRA) will provide for the payment by BSG PubCo to BSG Members of 85% of the net cash savings that BSG PubCo actually realizes or is deemed to realize in certain circumstances in periods after the planned combination/recapitalization. Please disclose in detail your anticipated accounting for the TRA and advise us. Your response should address, but not necessarily be limited to, the following:

•	the initial accounting for any tax agreement liability recorded in connection with the reorganization transaction;

•	the accounting for any exchanges subsequent to the reorganization transaction; and

•

the subsequent accounting for any changes to previously recorded liabilities, including i) adjustments to valuation allowances associated with the underlying tax assets and ii) other changes that impact the amount of net cash savings realized by BSG PubCo.

Reference the specific authoritative literature that supports your accounting.

Response: The Company respectfully advises the Staff that, pursuant to the Tax Receivable Agreement (“TRA”), it will become contractually committed to pay the selling BSG LLC members 85% of the tax benefits, if any, that it will actually realize, or in some circumstances is deemed to realize, as a result of the utilization of net operating losses and of certain other tax benefits (the “Tax Attributes”). BSG PubCo will retain the benefit of the remaining 15% of the tax savings.

In determining the expected accounting treatment for the TRA, the Company considered whether the TRA commitment to pay an amount in the future represents a contingent liability under ASC 450 or a “noncontingent” liability pursuant to Concepts Statement No. 6 (“CON 6”). The Company notes that ASC 450-20-20 defines a contingency as “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain (gain contingency) or loss (loss contingency) to an entity that will ultimately be resolved when one or more future events occur or fail to occur.” Under the terms of the TRA, the Company does not become obligated to make a payment until it realizes the benefits stemming from the Tax Attributes, or until early termination or change of control. Similarly, amounts payable under

United States Securities and Exchange Commission

May 10, 2021

the TRA are contingent upon a number of factors, including (1) future taxable income over the term of the TRA and (2) future changes in tax laws, which impact the Company’s ability to utilize the Tax Attributes and the amount of cash savings ultimately realized. If the Company does not have sufficient taxable income to utilize the net operating losses and other deductions in the future, a payment will not be required. Therefore, the Company believes that its obligations under the TRA meet the definition of a loss contingency under ASC 450, which requires recognition when payment is both probable and reasonably estimable.

The Company further considered whether payment under the TRA will be probable and reasonably estimable at the time of the Business Combination, when the TRA is executed. The Company expects to have sufficient projected taxable income to be able to realize the benefits from the Tax Attributes and payment under the TRA is both probable and reasonably estimable in aggregate. Therefore, the Company believes that it is appropriate to establish the TRA liability upon the completion of the Business Combination, with the amount of such liability based on its best estimate of future gross (non-discounted) payments in accordance with ASC 450-20-30-1, calculated as 85% of the estimated tax savings generated by the Tax Attributes that the Company anticipates being able to utilize in future years and at currently enacted tax rates.

In determining where the offset to the TRA liability should be recorded, the Company considered the guidance related to distributions to owners or shareholders in ASC 505. Dividends are distributions to owners or shareholders, which may be paid in cash, shares, or as dividends in-kind (i.e., any item of value such as assets, receivables, etc.). The Company has determined that the TRA is an arrangement in which the selling BSG LLC members collectively receive a right to future cash flows of the entity on a pro-rated basis in accordance with their relative ownership interests, effectively constituting a contingent in-kind dividend.

The declaration date of such contingent dividends is the initial date on which the TRA becomes effective (i.e., upon the completion of the Business Combination), and the subsequent dates on which the selling BSG LLC members exchange additional BSG LLC units for BSG PubCo Class A common stock. Declared dividends are generally reported as a reduction in retained earnings. However, as BSG LLC does not have positive retained earnings, the Company determined by analogy to ASC 480-10-S99-2 that it is appropriate for it to record the offsetting entry from the TRA liability to additional paid-in capital. The Company believes this treatment is further supported by CON 6, which states that “distributions to owners are decreases in equity of a particular business enterprise resulting from transferring assets, rendering services, or incurring liabilities by the enterprise to owners. Distributions to owners decrease ownership interest (or equity) in an enterprise.” Therefore, upon the completion of the Business Combination, when the contingent distributions to BSG LLC’s pre-Business Combination owners become probable and reasonably estimable, the Company has determined that it would be appropriate to recognize the TRA liability with a corresponding reduction in additional paid-in capital.

United States Securities and Exchange Commission

May 10, 2021

Subsequent changes in the estimate of the TRA liability, to the extent that the changes are not due to (1) transactions among or with current or former shareholders or (2) actual payments under the TRA recorded as a reduction to the existing TRA liability, will be recorded in the Company’s earnings. This is consistent with the characterization of the liability as a loss contingency under ASC 450, as well as the accounting for dividends, which are generally not re-measured after declaration. Further, as any changes to the TRA liability effectively represent payments to the TRA counterparties, the Company has determined that such income effects will be recognized outside of operating income, within the “Other income and expense” line item.

Additionally, the Company has recognized the Tax Attributes as deferred tax assets on its balance sheet under the guidance of ASC 740. Each period, the Company is required to assess all its deferred tax assets (including the Tax Attributes) for realizability, a process that requires it to estimate the amount, timing and character of future taxable income. While significant judgment is involved in this assessment, the Company has concluded that its deferred tax assets are realizable and has not recorded a valuation allowance on a pro forma basis as of the completion of Business Combination.

Additionally, in response to the Staff’s comment, the Company has revised pages 183 and 184 of the First Amended Registration Statement accordingly.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 170

16.

In light of the material transactions that will impact BSG LLC, please present the BSG balance sheet on a pro forma basis under the two scenarios prior to giving effect to the merger with ADAC so that the balance sheet of the entity for which the ADAC shareholders are considering investing in is transparent. In separate pro forma adjustment columns following the BSG LLC historical balance sheet, it appears at a minimum you should make adjustments to give effect to:

•	the cash consideration of $178 million paid to the Sellers and related to the Class A units of BSG LLC;

•

the distribution by BSG LLC to be made to the Sellers immediately prior to the recapitalization, in accordance with BSG LLC’s existing operating agreement, of all cash and cash equivalents of Beacon Street Group as of such time;

•

the liability, and the related deferred tax asset, associated with the Tax Receivable Agreement and related to the expected payment by the Company to the Sellers of 85% of the U.S. federal, state, and local income tax savings to be realized by the Company;

•	the shares of BSG PubCo Class B common stock to be issued to the former Class A unit holders of BSG LLC;

•	the purchase of certain Class B Units from the Sellers for cash consideration of $196.3 million or $13.1 million;

•	additional compensation expense of $935.0 million recorded in accumulated deficit;

United States Securities and Exchange Commission

May 10, 2021

•	the issuance of shares of BSG PubCo Class B common stock to the former holders of Class B Units;

•	cash consideration of $11.8 million paid to the Sellers and related to the Class A units of BSG LLC;

•	the allocation of net assets to the non-controlling interests; and

•	the allocation of accumulated losses of BSG LLC reclassified into retained earnings.

The pro forma adjustment columns should be followed by a subtotal columns to present the BSG balance sheet information on a pro forma basis.

Response: The Company acknowledges the Staff’s Comment and also appreciates having had the opportunity to discuss with the Staff on May 4, 2021. The Company respectfully advises the Staff that it has followed the Staff’s request by adding additional adjustment columns to show the balance sheet of BSG LLC on a pro forma basis as a result of the transaction, as presented in the revised Pro Forma Condensed Combined Balance Sheet on pages 178 through 180 of the First Amended Registration Statement.

The Company further advises the Staff that based on the discussion with the Staff on May 4 and considering the guidance in SEC Staff Financial Reporting Manual (FRM), Topic 3, sections 3420.1 and 3420.2, it has reflected the distribution referenced in the second bullet above as a dividend distribution of BSG LLC as requested. However, the Company respectfully advises the Staff that it further evaluated the activities referenced in the first, fifth, and eighth bullets above and concluded that the total cash consideration of $374 million paid to the Sellers (related to the purchase by BSG PubCo of certain former Class A units and Class B units of BSG LLC for $178 million and $196.3 million, respectively) under the no redemption scenario, and the total cash consideration of $25 million paid to the Sellers (related to the purchase by BSG PubCo of certain former Class A units and Class B units of BSG LLC for $11.9 million and $13.1 million, respectively) under the full redemption scenario, represent a sale of ownership interests by the Sellers, rather than a capital distribution. As a result, it has presented this sale as a transaction adjustment, rather than an adjustment for the BSG LLC pro forma balance sheet.

17.

We note your pro forma consolidated condensed balance sheet reflects material non-controlling interest within stockholders’ equity, primarily due to retained interests by the Sellers. We also note that holders of BSG PubCo Class B common stock may in the future redeem such common units for cash. Tell us your consideration of whether amounts involved should be classified outside of permanent equity in accordance with ASC 480-10-S99-3.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has considered the guidance in FASB ASC 480-10-S99-3A and has concluded that it is appropriate to classify the non-controlling interest within permanent equity.

United States Securities and Exchange Commission

May 10, 2021

ASC 480-10-S99-3A requires that preferred securities (and other redeemable equity securities by analogy) that are redeemable for cash or other assets be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder or (3) upon the occurrence of an event that is not solely within the control of the issuer.

The Company respectfully advises the Staff that in accordance with Section 11.01(a) of the BSG Third A&R Operating Agreement, and Section 4.4(d) of the Certificate of Incorporation of BSG PubCo, the holders of BSG LLC Common Units have the right to cause BSG LLC to redeem these units, together with an equal number of shares of BSG PubCo Class B common stock. However, BSG PubCo has the option to redeem such Common Units and shares of BSG PubCo Class B common stock by either issuing an equal number of shares of BSG PubCo Class A common stock. or paying cash.

As the Company has discretion to redeem in either shares or cash, the Company respectfully submits that it is appropriate to classify the non-controlling interest in permanent equity.

Unaudited Pro Forma Condensed Consolidated Financial Information Adjustments to the Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 173

18.

Please disclose in sufficient detail, and provide us, your calculations in support for pro forma adjustment (ff) reflecting net loss attributable to non-controlling interest. Tell us the amounts estimated to be attributable to non-controlling interests in post recapitalization BSG LLC and to any other entities.

Response: The Company acknowledges the Staff’s comment and has revised page 182 of the First Amended Registration Statement accordingly.

19.

We note that pro forma adjustment (n)1 addresses the purchase of Class B Units from Sellers for cash in the amount of $196.3 subject to availability of cash at closing. Please disclose how this will be determined and present it as a separate pro forma adjustment. Similarly revise adjustment (t)1.

Response: The Company acknowledges the Staff’s comment and has revised page 184 of the First Amended Registration Statement accordingly.

20.

We note from pro forma adjustments (g), (k), (n)1, and (p), that the Sellers will receive approximately $500 million. It also appears the amounts estimated for the TRA liability and related tax assets are directly related to the number of ADAC common stockholders who chose to redeem their shares, as well as the amounts to be paid in cash to Sellers for Class B Units. Please disclose why and how the amounts estimated for the TRA liability and related tax assets appear to be dependent upon the amount of ADAC cash paid to certain shareholders of BSG LLC Class B unitholders and advise us.

Response: The Company acknowledges the Staff’s comment and has revised page 183 and 184 of the First Amended Registration Statement accordingly.

United States Securities and Exchange Commission

May 10, 2021

Information About Beacon Street Group, page 191

21.	On page 194, you disclose that Beacon Street Group’s revenue for fiscal 2018-2020. Please revise to give equal or greater prominence to your net loss or net income for each of these periods.

Response: The Company acknowledges the Staff’s comment and has revised page 202 of the First Amended Registration Statement accordingly.

Non-GAAP Financial Measures

Adjusted CFFO / Adjusted CFFO Margin, page 217

22.

We note that current holders of Class B Units can expect to receive future distributions based upon their post-transaction converted BSG LLC holdings under the Tax Receivable Agreement. In light of this, tell us why you believe it is appropriate to add back profit distribution to Class B Unitholders accounted for as stock-based compensation that was paid in cash to Class B Unitholders in your calculation of Adjusted CFFO and Adjusted CFFO Margin.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the profits distributions to Class B unitholders included in stock-based compensation expense in BSG LLC’s historical financial statements result in a corresponding decrease in cash flows from operating activities. This is because BSG LLC’s Class B Units are classified as liabilities on BSG LLC’s consolidated balance sheet, and therefore all profits distributions made to the holders of the Class B Units are considered to be stock-based compensation expense that is included in the income statement and affects cash flows from operating activities. On the contrary, although the Tax Receivable Agreement will result in a liability on BSG PubCo’s consolidated balance sheet, future payments to the Sellers under the Tax Receivable Agreement, if any, would not be included in the income statement and would represent a use of cash in financing activities in BSG PubCo’s statement of cash flows, and would therefore not affect BSG PubCo’s cash flows from operating activities.

Beacon Street Group’s Management’s Discussion and Analysis

Results of Operation, page 222

23.

Please expand your discussion of results of operations to quantify and to clarify the impact on revenues and expense of recent business acquisitions and internal growth on your reported results. Discuss known trends related to acquisitions and internal growth.

Response: The Company acknowledges the Staff’s comment and has revised pages 226 through 228 of the First Amended Registration Statement accordingly.

Liquidity and Capital Resources

24.

We note that Beacon Street Group expects payment obligations under the Tax Receivable Agreement (TRA) to be significant. Please add disclosure addressing how you intend to fund required payments and the extent to which BSG PubCo will be dependent on BSG LLC in this regard. Address the extent to which you may rely on proceeds obtained from Ascendant Digital Acquisition Corp. to fund your TRA obligations. Explain the potential negative impact of these payouts; and, to the extent practical, quantify the impact the TRA will have on your liquidity, including reduction in your cash flows.

United States Securities and Exchange Commission

May 10, 2021

Response: The Company acknowledges the Staff’s comment and has revised pages 234 and 235 of the First Amended Registration Statement accordingly.

25.

We further note from pages 44 and 45 that early termination of the Tax Receivable Agreement would result in acceleration of amounts due. Please expand your discussion of liquidity to address and, to the extent practical, quantify the impact of such early termination on your future liquidity and capital resources.

Response: The Company acknowledges the Staff’s comment and has revised pages 234 and 234 of the First Amended Registration Statement accordingly.

Beneficial Ownership of Securities, page 243

26.	Please revise to include here or in a separate table the pre-business combination beneficial ownership of Beacon Street Group, LLC.

Response: The Company acknowledges the Staff’s comment and has revised page 253 of the First Amended Registration Statement accordingly.

27.	Please revise this section to include a discussion of the voting and economic rights of BSG PubCo’s Class A and Class B common stock.

Response: The Company acknowledges the Staff’s comment and has revised page 251 of the First Amended Registration Statement accordingly.

28.	Please revise footnote 9 to the beneficial ownership table to disclose the natural person(s) with voting or dispositive power over the shares held by Monument & Cathedral.

Response: The Company acknowledges the Staff’s comment and has revised page 253 of the First Amended Registration Statement accordingly.

12. Stock-Based Compensation

Class B Units, page F-26

29.

Please disclose in reasonable detail how your stock-based compensation was determined in each reporting period. Disclose the option pricing model employed to determine the fair value of the Class B units. Also disclose all material underlying assumptions and estimates.

Response: The Company acknowledges the Staff’s comment and has revised pages F-23 and F-24 of the First Amended Registration Statement accordingly.

Ascendant Digital Acquisition Corp.

Note 2. Summary of Significant Accounting Policies Basis of presentation, page F-41

United States Securities and Exchange Commission

May 10, 2021

30.	Where material, tell us what information and footnotes required by GAAP are not included and explain for us why omission of such disclosures is appropriate.

Response: The Company acknowledges the Staff’s comment and has revised page F-14 of the First Amended Registration Statement accordingly.

Exhibits

31.	Please file the form of proxy with your next amendment.

Response: The Company acknowledges the Staff’s comment and has filed the form of proxy as Exhibit 99.1 to the First Amended Registration Statement.

General

32.

Please revise to add diagrams depicting the pre-combination organizational structure of both Ascendant Digital Acquisition Corp. and Beacon Street Group, LLC and the post-combination organizational structure of the combined company. Ensure that these diagrams clearly identify the economic and voting power percentages of the different securityholder groups, such as the Sponsor, the BSG Members and the Ascendant Digital Acquisition Corp. public stockholders.

Response: The Company acknowledges the Staff’s comment and has revised pages 7 and 8 of the First Amended Registration Statement accordingly.

* * *

Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

White & Case LLP